

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2023

Zhengjun Tao
Chief Executive Officer
Haoxin Holdings Limited
Room 329-1, 329-2, No.1 Xingye Yi Road
Ningbo Free Trade Zone
Ningbo, Zhejiang Province 315807
People's Republic of China

> **Re: Haoxin Holdings Limited**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed May 10, 2023**
> **File No. 333-269681**

Dear Zhengjun Tao:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 21, 2023 letter.

Amendment No. 2 to Registration Statement on Form F-1 filed May 10, 2023

Cover Page

1. We note your disclosure that you have been actively collecting necessary disclosure for filing purposes to the CSRC in order to fully comply with necessary filing procedures pursuant to the Trial Measures, and that you will file with the CSRC once you have prepared all required filing documents. Please reconcile this with disclosure in your next sentence indicating that, as of the date of the prospectus, according to your PRC counsel, PacGate Law Group, no relevant PRC laws or regulations in effect require that you obtain permission from any PRC authorities to issue securities to foreign investors. Also, please

provide updates in forthcoming amendments disclosing the status of your application to the CSRC under the Trial Measures.

The filing with the CSRC is required in connection with this offering, and we cannot predict whether we will be able to complete such filing, page 26

2.   We note your disclosure that, once your registration statement on Form F-1 has been declared effective, you will be required to complete necessary filing procedures pursuant to the Trial Measures to complete this offering and listing. Please reconcile this disclosure with your disclosure that domestic enterprises shall complete filings with the CSRC prior to their overseas offerings and listings.

Dilution, page 61

3.   Based on your definition of net tangible book value on page 61, please clarify how you determined that at December 31, 2022, your net tangible book value was $12,234,293 or $1.02 per ordinary share, and your pro forma net tangible book value was $24,675,093 or $1.66 per ordinary share, given your December 31, 2022 historical balance sheet balances on page F-4 and your pro forma as adjusted equity balance on page 60.

Additionally, if the underwriters exercise their over-allotment option in full, clarify why the per share amounts presented in the table do not match the per share amounts disclosed in the second paragraph below the table.

Please revise all numbers in the Dilution section as appropriate.

Management's Discussion and Analysis
Results of Operations, page 65
Revenues, page 66

4.   We note you disclosed in the first paragraph that your revenues decreased by approximately $1 million or 3.3% from $29.9 million in fiscal year 2021 to $28.9 million in fiscal year 2022. If excluding the effect of exchange rate, your revenue increased 2.1% from RMB 190.7 million in 2021 to RMB 194.8 million in 2022. This appears to suggest that in 2022, you had an increase in RMB revenues due to business activities, which was more than offset by a decrease in US$ revenues due to exchange rate effect.

However your discussions in the subsequent paragraphs appear to describe the $1 million revenue decrease as attributable to a net decrease in business activities (for example, fierce competition in urban delivery services in the Huanan area), without any quantifications of revenue changes due to business activities versus due to exchange rate effect.

Please revise to clarify or resolve the disclosure inconsistencies.

Audited Financial Statements as of and for the Fiscal Year ended December 31, 2022
Note 13 - Shareholders' Equity, page F-34

5.   We note that you have not addressed our prior comment 6 as indicated in your response letter dated March 7, 2023. Please expand your disclosure to describe whether your additional paid in capital balance of $2,957,300, as presented on page F-4, was contributed in cash or in other manner. Pursuant to Item 9.E.1. of Form 20-F, applicable via Form F-1 Item 4.a., ensure that only the cash contribution amount is reflected in the consideration by existing shareholders per your dilution table on page 61.

6.   We note that you have not fully addressed our prior comment 7 as indicated in your response letter dated March 7, 2023. Please expand your disclosure to clarify whether you received any consideration in exchange for the January 19, 2023 issuances of 7,199,444 Class A and 4,799,556 Class B ordinary shares, and if no consideration was received, reason(s) for the issuances.

Explain why you and your auditors referred to the retroactive adjustments of the January 19, 2023 shares as "nominal" issuance of shares on pages 6, F-2 to F-6 and F-36, when these shares represented virtually all of your 12 million shares issued and outstanding at December 31, 2022 on a retroactively adjusted basis. Additionally, adjust the number of shares per your table on page 6 to show the shares on a restated basis.

You may contact Joseph Klinko, Staff Accountant, at 202-551-3824 or Lily Dang, Staff Accountant, at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: William S. Rosenstadt